DETECTION SYSTEMS, INC.
130 Perinton Parkway
Fairport, New York 14450
(716) 223-4060



               NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                    TO BE HELD ON AUGUST 20, 1996


TO THE SHAREHOLDERS:

     The Annual Meeting of Shareholders of Detection Systems, Inc. will be held at the Company's corporate headquarters located at 130 Perinton Parkway, Fairport, New York, on August 20, 1996, at 2:00 p.m. for the following purposes:

     (l)  To elect five directors;

     (2)  To elect independent auditors for fiscal year 1997; and

     (3) To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.


     The Board of Directors has fixed the close of business on July 5, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.


                              By Order of the Board of Directors

                                   FRANK J. RYAN
                                   Secretary








Fairport, New York
July 17, 1996



     Shareholders are cordially invited to attend the meeting in person. Even if you plan to attend, please complete, sign and date the enclosed proxy and return it promptly in the enclosed return envelope.





DETECTION SYSTEMS, INC.
130 Perinton Parkway
Fairport, New York 14450


                             PROXY STATEMENT
              First sent to Shareholders on July 17, 1996

     The enclosed proxy is solicited by the Board of Directors of Detection Systems, Inc. (the ''Company") for use at the Annual Meeting of Shareholders to be held August 20, 1996, and at any adjournments thereof. The record date for the determination of shareholders entitled to notice of and to vote at this meeting is the close of business on July 5, 1996, at which time the Company had outstanding 2,834,159 shares of Common Stock. Shareholders are entitled to one vote for each share owned.

     Directors are elected by a plurality of votes cast. A majority of the votes cast is required to ratify the appointment of auditors. Abstentions, broker non-votes and withheld votes will be counted in determining the number of shares represented at the meeting but will not be considered "votes cast." All shares represented by a proxy will be voted in accordance with the specifications made thereon by the shareholder and, if no specification is made, will be voted for the election as directors of the five nominees proposed by the Board of Directors and for the election of Price Waterhouse LLP as independent auditors.

     Shareholders can ensure that their shares are voted at the meeting by signing and dating the enclosed proxy and returning it in the envelope provided. Sending in a signed proxy will not affect the right to attend the meeting and vote in person. A shareholder may revoke a proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Co., 40 Wall Street, New York, NY 10005, in writing, or by executing a subsequent proxy, which revokes the previously executed proxy.


                         ELECTION OF DIRECTORS

     At the annual meeting, five directors, constituting the entire Board of Directors, are to be elected to hold office for the ensuing year and until their successors are elected and qualified. The Board of Directors proposes to nominate the following persons for election as directors:
Donald R. Adair, Mortimer B. Fuller III, Karl H. Kostusiak, David B. Lederer and Edward C. McIrvine. Each of these persons has consented to be named in this proxy statement and to serve, if elected. The persons named in the proxy will vote for the election of these nominees unless a shareholder giving a proxy withholds authority to vote for one or more of them. If for any reason any of these nominees become unavailable for election, the proxies may exercise discretionary authority to vote for substitutes proposed by the Board of Directors.

     Messrs. Kostusiak and Lederer have held the indicated positions since they founded the Company in 1968. Mr. Adair is the principal of Adair Law Firm, in Rochester, New York. Mr. Fuller is President and Chief Executive Officer of Genesee and Wyoming Industries, Inc., a holding company in Greenwich, Connecticut, which operates regional and short line freight railroads and leases rail cars. Dr. McIrvine is self-employed as a research and development management consultant. Until 1991, he served as Dean of the College of Graphic Arts and Photography at the Rochester Institute of Technology.

     During the fiscal year ended March 31, 1996, the Board of Directors held seven meetings. The Board of Directors has an audit committee consisting of Messrs. Adair, Fuller and McIrvine. This committee, which met once during the last fiscal year, reviews reports of the Company's financial condition, financial controls and accounting procedures. In addition, this committee approves and oversees services performed by the Company's independent auditors and enables the independent accountants to directly access the non-employee members of the Board of Directors.

     The Board of Directors also has a compensation committee consisting of Messrs. Adair, Fuller and McIrvine. This committee, which is responsible for establishing general compensation policies, establishing and administering compensation plans and programs in which officers participate and establishing the specific compensation arrangements for the Company's executive officers, met four times during the last specific fiscal year. Messrs. Adair, Fuller and McIrvine also serve on the stock option committee. This committee, which met four times during the year, is responsible for granting options pursuant to the Company's 1992 Restated Stock Option Plan. There is no nominating committee of the Board of Directors. All of the Directors attended more than 75 percent of the aggregate of all meetings of the Board of Directors and the committees on which they served during the fiscal year.

     Directors who are not employees of the Company are paid an annual fee of $10,000 as well as $1,000 plus travel expenses, if any, for each day on which they attend Board meetings. Directors receive $500 for Board meetings held by teleconference. There is no additional compensation for attendance of committee meetings.

     The Board of Directors recommends a vote FOR the election of Messrs. Adair, Fuller, Kostusiak, Lederer and McIrvine as Directors of the Company for the 1997 fiscal year. Proxies received by the Board of Directors will be so voted unless share owners specify in their proxies a contrary choice.

                    MANAGEMENT AND SECURITY OWNERSHIP

     The following table lists the directors and executive officers of the Company and reflects the number of shares of the Company's common stock that were beneficially owned as of June 3, 1996 by each director, executive officer and all directors and executive officers as a group.

                                    Amount and
                                    Nature of
NAME, AGE, PRINCIPAL                Beneficial          Percent
OCCUPATION AND POSITIONS            OWNERSHIP(1)        OF CLASS       SINCE

Donald R. Adair (52)                   1,034(2)         0.03%          1991
Director of the Company and
Principal of Adair Law Firm

George E. Behlke (38)                 23,964(3)(4)      0.77%          1996
Vice President, Engineering, of the
Company; Prior -- Engineering Manager

R. Wayne Carlton (58)                 55,131(3)(4)      1.78%          1994
Vice President, National Sales,
of the Company;
Prior -- National Accounts Manager

Mortimer B. Fuller, III (54)            3,780(3)        0.12%          1990
Director of the Company and President
of Genesee and Wyoming Industries, Inc.

Karl H. Kostusiak (57)                 417,928(4)      13.51%          1968
Director, President and CEO
of the Company

David B. Lederer (56)                  296,491(4)       9.58%          1968
Director and Executive Vice President
of the Company

Edward C. McIrvine (62)                 19,550(3)(5)    0.63%          1981
Director of the Company and
self-employed Research and Development
Management Consultant

Frank J. Ryan (42)                      52,300(3)(4)(6)  1.69%         1982
Vice President, Secretary Treasurer
of the Company

Lawrence R. Tracy (49)                  50,267(3)        1.62%         1995
President of Detection Systems
International, Inc.and Radionics, Inc.,
subsidiaries of the Company
Prior -- President of a competitive
manufacturer of electronic security
equipment

All Directors and Executive            920,445(2)-(6)   29.74%
Officers as a Group (9 persons)

Footnotes to Beneficial Ownership Table:
(1) For all shares listed, each person possess both sole voting and investment power, except for those shares indicated in notes (2) - (6) below.
(2) Includes 783 shares held in custodianship for Mr. Adair's children under the Uniform Gifts to Minors Act of New York for which Mr. Adair disclaims beneficial ownership.
(3) Includes 3,000, 3,660, 2,700, 2,700, 900,14,000 and  26,900 shares which may be acquired upon exercise of warrants and options held by Messrs. Behlke, Carlton, Fuller, McIrvine, Ryan, Tracy and all directors and executive officers as a group, respectively.
(4) Includes  4,920, 32,428, 113,714, 73,366, 4,920 and 229,348 hypothetical shares credited to the accounts of Messrs. Behlke, Carlton, Kostusiak, Lederer, Ryan and all directors and executive officers as a group, respectively, pursuant to the Company's deferred compensation plans, which shares may be acquired upon termination of employment.
(5) Includes 16,200 shares held by Dr. McIrvine's wife for which he disclaims beneficial ownership.
(6) Includes 540 shares held in trust for Mr. Ryan's son under the Uniform Gifts to Minors Act of New York for which Mr. Ryan disclaims beneficial ownership.
(7) In 1993 certain officers were awarded shares of stock of Emergency Communications, Inc., a subsidiary of Detection Systems. Twenty percent of these shares vested immediately; and an additional twenty percent vest annually thereafter. Subject to the completion of that vesting schedule, Messrs. Kostusiak, Behlke, Carlton, Kostusiak, Lederer and Ryan will own 1,500, 40, 40, 1200 and 40 shares, respectively.

                    PRINCIPAL HOLDERS OF COMMON STOCK

     Based on reports filed with the Securities and Exchange Commission, the following persons beneficially own more than 5% of the Company's outstanding Common Stock as of June 3, 1996:

                         BENEFICIAL OWNERSHIP TABLE

              Name and                          Amount and
              Address of                        Nature of
TITLE         BENEFICIAL                        BENEFICIAL       Percent
OF CLASS      OWNER                             OWNERSHIP(1)(2)  OF CLASS

Common Stock  Karl H. Kostusiak                 417,928          13.51%
              130 Perinton Parkway
              Fairport, NY 14450

Common Stock  David B. Lederer                  296,491           9.58%
              130 Perinton Parkway
              Fairport, NY 14450

Common Stock  Dimensional Fund Advisors, Inc.   164,148           5.30%
              1299 Ocean Ave., 11th Floor
              Santa Monica, CA 90401
- -------------------------------------
Footnotes to Beneficial Ownership Table:
(1) Messrs. Kostusiak and Lederer currently possess both sole voting and investment power except with respect to 113,714 and 73,366 shares respectively, which may be acquired upon termination of employment pursuant to the Company's deferred compensation plans.
(2) Reflects shares held by Dimensional Fund Advisors Inc., a registered investment advisor, as of December 31, 1995. The shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such shares.

                         ELECTION OF AUDITORS

     The Board of Directors has recommended that Price Waterhouse LLP be elected as the independent auditors of the Company for the fiscal year ending March 31, 1997. They have served the Company as independent auditors since 1968. Representatives of that firm will be present at the meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders.

     The Board of Directors recommends a vote FOR the proposal to elect Price Waterhouse LLP as the independent auditors of the Company for the 1997 fiscal year. Proxies received by the Board of Directors will be so voted unless share owners specify in their proxies a contrary choice.

                         EXECUTIVE COMPENSATION

     The Company is committed to building shareholder value through improved performance and growth. To achieve this objective, the Company seeks to create an environment in which employees are motivated to make the greatest possible contribution.

     The Company uses a merit-based system of compensation to encourage individual employees to achieve their productive and creative potential and to link individual financial goals to Company performance. The Company periodically compares its compensation system with those of competitors and refines its system as necessary to encourage maximum productivity.

SUMMARY COMPENSATION TABLE:

     The following table sets forth information with respect to the compensation of the Company's Chief Executive Officer and other executive officers for services in all capacities to the Company in fiscal years ended March 31, 1996, 1995 and 1994.


                                   ANNUAL COMPENSATION

                                                    Other
                                                    Annual
Name and                                            Compen-
Principal           Fiscal    Salary    Bonus       sation
Position            Year      ($)       ($)(1)      ($)(2)
- -----------------   -----     ------    -------     -------
Karl H. Kostusiak   1996      205,926     1,419     26,186
President & Chief   1995      196,110   184,746     --(4)
Executive Officer   1994      183,280    71,943     68,442

R. Wayne Carlton    1996      105,000    18,518      --(4)
Vice President,     1995      100,000    28,386      --(4)
National Sales      1994       94,320    19,299      --(4)

David B. Lederer    1996      164,741     1,135     27,956
Executive Vice      1995      156,897   147,794      --(4)
President           1994      146,633    57,554     59,880

Frank J. Ryan       1996      105,000       723      --(4)
Vice President,     1995      100,000    35,017      --(4)
Secretary/Treasurer 1994       93,890    10,774      --(4)

Lawrence R. Tracy   1996      144,148    31,648      --(4)
President of        1995       21,000   102,405      --(4)
Detection Systems   1994      N/A           N/A       N/A
International, Inc. &
Radionics, Inc.

              LONG-TERM COMPENSATION

                            Securities
                            Underlying        All Other
Name and                    Options/          Compen-
Principal          Fiscal   SAR's             sation
Position           Year     (#)               ($)(3)
- --------------     ------   ----------         ---------
Karl H. Kostusiak  1996     0                  2,542
President & Chief  1995     0                  2,625
Executive Officer  1994     0                 33,491

R. Wayne Carlton   1996     0                  2,222
Vice President,    1995     2,500              2,309
National Sales     1994     0                  3,049

David B. Lederer   1996     0                  2,534
Executive Vice     1995     0                  2,625
President          1994     0                 27,592

Frank J. Ryan      1996     0                  2,298
Vice President,    1995     1,500              2,242
Secretary/Treasurer 1994    0                  3,032

Lawrence R. Tracy  1996     0                      0
President of       1995     40,000                 0
Detection Systems  1994     N/A                  N/A
International, Inc. &
Radionics, Inc.
- --------------------------
Footnotes to Compensation Table:
(1) Messrs. Kostusiak's, Lederer's, Ryan's and Tracy's bonuses were primarily based on profit performance and Mr. Carlton's on sales performance.
(2) During fiscal 1996, a total of $17,286 and $15,041 were paid toward life, disability and long term care insurance premiums for the benefit of Messrs. Kostusiak and Lederer, respectively. A total of $2,702 and $2,876 were paid to Messrs. Kostusiak and Lederer, respectively, for reimbursement of medical expenses not covered under the Company's medical plans. A total of $2,608 and $8,554 were paid to Messrs. Kostusiak and Lederer for reimbursement of automobile expenses.
(3) Contributions by the Company to accounts of the named executive officers under the Company's 401(k) retirement savings plan.
(4) Less than the minimum amount required to be reported.

OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES:

     The following table sets forth information with respect to the named executive officers concerning the exercise of options during fiscal year 1996 and unexercised options held as of March 31, 1996. Options are exercisable 35-40% after one year, 60% after two years, 80% after three years and 100% after four years. The value of the underlying securities was determined by taking the market value at exercise or year end, as appropriate, minus the exercise price. The market price of the Company's stock on March 31, 1996 was $9.75 per share.

                                                         Underlying Value of
              Shares #            Number of Shares (#)   Unexerciesd
              Acquired  ($)       Unexercised Options    In-The-Money Options
              On        Value     At March 31, 1996 (#)   At March 31, 1996
Name          Exercise  Realized  Exer'able/Unexer'able   Exer'able/Unexer'able

K. Kostusiak        0        $0           0 / 0                 0 / 0
R. Carlton      3,240     7,711       3,160 / 1,500        $8,939 / $3,750
D. Lederer          0         0           0 / 0                 0 / 0
F. Ryan         2,160     4,601       2,760 / 900          $7,939 / $2,250
L. Tracy            0         0      14,000 / 26,000       $45,500 / $84,500


     Recipients of options may elect to exercise their options through an installment loan arrangement with the Company. During fiscal year 1996, Messrs. Kostusiak, Lederer and Ryan had stock option loans outstanding that totaled $195,027, $144,141 and $66,999, respectively. As of June 7, 1996, the outstanding balances of these loans were $180,479, $132,107 and $66,228, respectively. The loans were charged interest rates ranging from 5.54% to 8.42%.

     No options or stock appreciation rights ("SAR's") were granted during fiscal 1996 to the named executive officers.

PENSION PLANS:

     Effective April 1996, the Company approved the addition of a pension plan for Messrs. Kostusiak and Lederer (each, an "Executive") in their Executive Agreements, described below. Under the terms of the Executive Agreements, the Company will pay each Executive retirement benefits for his lifetime and for his spouse's lifetime, if his spouse survives him, as follows: (a) a retirement wage benefit initially equal to 12% of Executive's base salary on the date of his retirement or death, increased each year thereafter by any increase, less 0.5%, in the Consumer Price Index (except that the wage benefit shall be 75% of that amount after Executive's death); (b) continuation of Executive's full health insurance or similar benefit for Executive and his spouse; and (c) continuation of any other benefit programs that provide continuation pursuant to their terms.

     Based on a 5% compounded annual increase in their base compensation, and assuming that they each retire at age 65, the estimated initial annual benefit that would be payable to Messrs. Kostusiak and Lederer under the pension plan provision in their Executive Agreements would be $34,771 and $27,817, respectively.

     The Executive Agreements further provide that: (a) the payment of retirement benefits may be terminated if a court of law determines that an Executive has violated the non-competition provisions of his Executive Agreement, and (b) that the Company will purchase and maintain life insurance sufficient to fund the estimated benefits for the spouse (any excess policy proceeds to be available, if agreed, to purchase shares of the Company's Common Stock held in Executive's estate) and the policy or policies of such insurance shall be held in a trust designed for this purpose.

                    COMPENSATION COMMITTEE REPORT ON
                         EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is responsible for
(a) establishing general compensation policies, (b) establishing and administering compensation plans and programs in which officers participate and
(c) establishing the specific compensation arrangements for the Company's executive officers. The members of this Committee also serve on the stock option committee under the Company's Stock Option Plan.

COMMITTEE OBJECTIVES CONCERNING EXECUTIVE OFFICERS:

     The Compensation Committee has sought four key objectives for the Company's executive compensation plans, programs and arrangements. These are to (a) tie executive compensation to the Company's financial performance, (b) encourage equity ownership in the Company by all executives, (c) tie executive compensation programs to the achievement of long-term company strategic objectives, and (d) provide overall executive compensation that will attract and retain an effective management team. The Committee recognizes that different plans or arrangements will serve one or more of those objectives in varying degrees, that the relative significance of the stated objectives may shift from time to time, and that new objectives may arise and become important.

     During fiscal year 1996 and subsequently, three additional factors have affected the Committee's determinations: (1) the hiring in February 1995 of Mr. Tracy and the plan to have him spearhead offshore development of manufacturing and markets, (2) the Company's acquisition of Radionics, Inc. in February 1996, and (3) the long-term need to assure succession of management. Various changes have been made in compensation arrangements during this period to respond to these factors.

TYING COMPENSATION TO THE COMPANY'S FINANCIAL PERFORMANCE:

     In 1988, the Company entered into five-year employment agreements with Messrs. Kostusiak and Lederer. Each year thereafter, the agreements have been re-examined, reviewed and revised as appropriate and then re-executed for a new five-year period. Among other goals, the agreements seek to create a strong tie between the compensation of Messrs. Kostusiak and Lederer and the Company's financial performance. The agreements do this by providing for (a) an opportunity for an annual cash bonus based on pre-tax profits and (b) an opportunity for an annual stock bonus based on growth of both sales and pre-tax profits.

     Specifically, the cash bonus for Mr. Kostusiak is a percentage of the amount by which the Company's pre-tax profits for the fiscal year exceed $250,000. Beginning with the fiscal year ending March 31, 1997, the $250,000 threshold has been increased to $500,000. The stock bonus for Mr. Kostusiak is a maximum of 20,000 shares of Company common stock if sales for the fiscal year have increased at least 10 percent over the previous year and if the Company's pre-tax profits are at least equal to 10 percent of the total sales. The stock bonus is scaled back for lower performance levels, so that it will be zero shares for zero sales growth and it will be zero shares if pre-tax profit is 5 percent or less of total sales. Beginning with the fiscal year ending March 31, 1997, the cash bonus and the stock bonus will not be earned unless the Company achieves an earnings-per-share goal established by the Board of Directors. If the earnings-per-share goal is not achieved, but the other requirements for a bonus are achieved, the opportunity to be paid that bonus will be carried forward for up to five fiscal years and may become earned, or partly earned, in any year in which the earnings-per-share goal for that year is exceeded. The fiscal year 1997 earnings-per-share goal for purposes of these bonus plans has been established by the Board at $1.00 per share. The intention of these bonus programs is to provide strong incentives for managing the Company's financial performance toward three goals: (1) having pre-tax profits greater than 5 percent of sales, (2) having sales increase significantly each year, and (3) the Company achieving an earnings-per-share goal established early each year by the Board of Directors. (Other aspects of these agreements are described below under "Executive Agreements.") Since cash bonuses are directly dependent on pre-tax profits, stock bonuses are directly dependent on growth in both sales and pre-tax profits, and both bonuses will be dependent on after-tax earnings-per-share, the Committee believes that a significant portion of the compensation of Messrs. Kostusiak and Lederer is tied to corporate performance. (See the table under "Executive Compensation.")

     Upon the acquisition of Radionics, Inc., the concept of "sales growth" was redefined for the bonus program so as to encourage acquisitions that serve the Company's long-term strategic objectives while taking into account possible start-up costs and variability of overall sales in the initial years after an acquisition. Thus, "sales growth" is now defined as the greater of (a) growth in actual sales or (b) "equivalent sales growth" (which is defined as an assumed 20% compounded annual sales growth beyond the actual sales of the year prior to any year in which sales growth was more than 20%, provided that the resulting assumed sales level for the year in question is not more than the actual sales of the year in question).

     The Committee believes that these provisions of the employment agreements functioned as intended during the past three years. In particular, Mr. Kostusiak's bonus compensation was as follows:

Fiscal Year      Cash Bonus    Stock Bonus   Sales        Pre-Tax Profit
1996               $1,419           --       $41,858,000      (Loss)
1995             $116,734      $59,290       $34,336,000  $2,592,000
1994              $71,943           --       $31,355,000  $1,571,000

     When the Company's employment agreement with Mr. Kostusiak was renewed and extended at the beginning of fiscal year 1996, the Committee concluded that
(a) the factors and criteria previously used for bonuses, as described above, continued to be sound and should be continued and (b) Mr. Kostusiak's base salary should be increased as shown in the Executive Compensation section of this proxy to reflect his sound general performance as Chief Executive Officer. Thus, a very significant portion of his potential earnings continue to depend on the Company's financial performance.

     During fiscal year 1996, the bonus programs were modified to increase the pre-tax earnings threshold for the cash bonus to $500,000 (effective in fiscal
1997) and to refine the definition of "sales growth," as discussed above.

EQUITY OWNERSHIP BY MANAGEMENT:

     Since the Company's founding in 1968, Messrs. Kostusiak and Lederer have each owned a substantial number of shares of the Company's common stock. During fiscal year 1996 and subsequently, at Mr. Tracy's request, the Company sold to him a total of 30,000 shares of common stock for cash at prices approximating the market price at the time of the sales.

     In addition to the stock bonus plan described above, the Company maintains a plan for granting stock options to key employees. Under the plan, options are granted at exercise prices that equal or exceed the fair market value of the option shares on the date of grant, and the option rights vest incrementally over four years. From time to time, options are granted under the plan by the stock option committee to Company executives and other key employees. No options have been granted to Messrs. Kostusiak or Lederer since 1987. The Committee believes that the options themselves, even when unexercised, provide incentives for key personnel to improve shareholder value, since only then will the options become valuable.

     In previous fiscal years, at the Committee's recommendation, the Board of Directors awarded shares of certain Company subsidiaries to key personnel including Mr. Kostusiak. It is the Committee's belief that direct equity ownership in the Company's subsidiaries, in selected cases, can provide added incentives for key personnel to pursue the Company's strategic objectives in the markets addressed by those subsidiaries, including the parent Company's rights to manufacture products for those markets and to earn royalties on the products sold through those subsidiaries.

ACHIEVEMENT OF LONG-TERM COMPANY OBJECTIVES:

     The Committee believes that having officers who own substantial equity positions in the Company and, in selected cases, its subsidiaries, as discussed in the preceding sections, provides a considerable incentive for executive officers to pursue the Company's long-term strategic objectives. As noted above with respect to the stock bonus program, the concept of "equivalent sales growth" was added recently to increase the weight toward achieving long-term objectives with that program.

     Additionally, in order to serve long-term objectives, in particular to help build a succession plan for senior management, during fiscal year 1996 the Company added to the employment contracts of Messrs. Kostusiak and Lederer commitments to pay retirement wage benefits as described previously under Pension Plans. The commitment made so far is modest, balancing the need to start such a plan now while not adding significant expenses in a year of losses. The Committee anticipates eventually increasing the commitment so that the retirement wage benefit would start at 60% of final base wages, but future increases in the commitment moving toward that goal probably will be made only if and when the financial circumstances of the Company seem appropriate.

ATTRACTING AND RETAINING MANAGEMENT:

     The Committee believes that the Company is attracting and retaining effective management personnel and that the Company's approach to executive compensation is appropriate for achieving that objective. The Committee anticipates that, from time to time, independent studies of the Company's overall executive compensation and other investigations will be conducted so as to test the Company's compensation approach against compensation programs offered by others.

                              Compensation Committee

                              Donald R. Adair, Chairman
                              Mortimer B. Fuller, III
                              Edward C. McIrvine


                       EXECUTIVE AGREEMENTS

     The Company has employment agreements with three of its executive officers, Messrs. Kostusiak, Lederer and Tracy ( the "Executive Agreements"). The Executive Agreements with Messrs. Kostusiak and Lederer are through May 2001 and the agreement with Mr. Tracy is through February 1999. The Executive Agreements provide for severance benefits under certain circumstances. The terms "change of control", "cause" and "disability" are used in the following description as defined in the Executive Agreements. The Executive Agreements terminate upon the executive's death or permanent disability except as described under Pension Plans.

     Under the agreements with Messrs. Kostusiak and Lederer, if the Company terminates the executive's employment without cause, the Company will continue compensation and benefits to the executive for the then remaining balance of the term of employment or for a period of three years from the date of termination, whichever is longer. Under such circumstances, Mr. Tracy's agreement provides that his compensation will continue for the then remaining balance of the term of employment or for a period of one year from the date of termination, whichever is longer. The continuation of compensation and benefits includes the executive's base salary plus participation in all applicable executive incentive compensation plans and fringe benefit packages. Further, if Mr. Kostusiak's or Mr. Lederer's employment is terminated by the Company without cause after expiration of the agreement but prior to the Company and the executive reaching agreement with respect to the executive's retirement benefits, the Company will also continue the executive's compensation and benefits for a period of two years from the date of termination.

     If the Company terminates Mr. Kostusiak's or Mr. Lederer's employment for cause, each will receive compensation and benefits for the remaining balance of the term of employment or for a period of three years from the date of termination, whichever is longer, provided that this compensation is reduced by any monetary damage suffered by the Company due to the cause. The same applies for Mr. Tracy, except that compensation and benefits will continue for the remaining balance of the term of employment or for a period of one year from the date of termination, whichever is longer.

     If, within four months after a change in control, Mr. Kostusiak's or Mr. Lederer's employment is terminated by the Company or the executive, each would be entitled to receive (a) the base salary through the termination date, as in effect at the time of termination or at the time the change in control occurs, whichever is higher, plus any bonus which has been earned but not yet paid; (b) an amount equal to three times the highest total base salary and cash and stock bonus compensation paid to him in any of the Company's preceding three fiscal years; and (c) the continuation of fringe benefits for three years after termination. No provision relating to a change of control is included in Mr. Tracy's agreement.

     All three agreements restrict the executives from competing with the Company for various periods subsequent to termination of employment, depending on the circumstances of the termination.

EXPENSES OF SOLICITATION

     The cost of the solicitation of proxies will be borne by the Company.
In addition to solicitation by mail, employees of the Company may, without extra remuneration, solicit proxies personally, or by telephone or facsimile. The Company will also request banks, brokers and others, who hold shares for the benefit of other persons, to forward proxy materials to such beneficial owners and will reimburse such record holders for their expenses in forwarding this material to the beneficial owners of the shares held by them.

                   COMPENSATION COMMITTEE INTERLOCKS
                       AND INSIDER PARTICIPATION

     The members of the compensation committee of the Board of Directors are Messrs. Adair, Fuller and McIrvine. In the last fiscal year, the Company and its subsidiaries paid $13,200 to Adair Law Firm, of which Mr. Adair is the principal, for legal services. Mr. Adair also served on the stock option committee of the Board of Directors.


               COMPARISON OF TOTAL SHAREHOLDER RETURN

     The Company's common stock trades on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: DETC. The following graph sets forth the Company's Total Shareholder Return Index as compared to The Nasdaq Index and the Nasdaq Electronic Component Stock Industry Index. The graph is based on the assumption that $100 was invested in each entity on March 28, 1991, and that all dividends were reinvested.

(Picture of graph titled: Comparison of five year cumulative total return among Detection Systems, Inc., The Nasdaq Index & the Nasdaq electronic industry index.)

                            Mar-91 Mar-92 Mar-93 Mar-94 Mar-95 Mar-96
Detection Systems, Inc.     100    78     115    138    106    136
The Nasdaq Index            100    127    147    158    176    239
Electronic Industry Index   100    123    203    246    322    424

OTHER MATTERS

           The Board of Directors knows of no matters to be presented at the meeting other than those described in this proxy statement. However, if any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission reports of ownership of common stock of the Company. Officers, directors and greater than 10-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports are required, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10-percent beneficial owners were complied during the fiscal year ended March 31, 1996.

     The Company paid a premium of $115,324 in fiscal year 1996 for director and officer liability insurance. This policy is renewed annually and provides protection for the directors and officers of the Company and its subsidiaries.

     In order to be eligible for inclusion in the Company's proxy materials for next year's Annual Meeting, shareholder proposals for presentation at that meeting must be received at the Company's principal executive offices by 3/19/97. Shareholders are urged to sign, date and return the enclosed proxy in the enclosed return envelope. Prompt response is helpful, and your cooperation will be appreciated.

     Shareholders may obtain without charge a copy of the Company's annual report on Form 10-K. Requests should be directed to:

                        Detection Systems, Inc.
                      Ella D. Gardner, Controller
                          130 Perinton Parkway
                        Fairport, New York 14450

Dated:  July 17, 1996